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                    January 25, 2024

       Xianchang Ma
       Chief Executive Officer and Chief Financial Officer
       Tengjun Biotechnology Corp.
       East Jinze Road and South Huimin Road
       Food Industry Economic and Technology Development District
       Jianxiang County, Jining City
       Shandong Province, China

                                                        Re: Tengjun
Biotechnology Corp.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Form 10-Q for the
Quarter Ended March 31, 2023
                                                            File No. 333-169397

       Dear Xianchang Ma:

               We issued comments to you on the above captioned filings on July 21, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 8, 2024.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact SiSi Cheng at 202-551-5004 or Ernest Greene at 202-551-3733 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Manufacturing
       cc:                                              Huan Lou, Esq.